UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
FORM 15/A
Amendment No. 1
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 001-35598
E2open, LLC

(Exact name of registrant as specified in its charter)

4100 East Third Avenue, Suite 400
Foster City, California 94404
(650) 645-6500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value;
Preferred Share Purchase Rights

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(l)	☒
Rule l2g-4(a)(2)	☐
Rule l2h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	Common Stock, $0.01 par value: One
Preferred Share Purchase Rights: None
Explanatory Note: On April 6, 2015, a Form 15 was filed by E2open, LLC prior to the effectiveness of its Post-Effective Amendment No.1 to the Registration Statement on Form S-3 (File No. 333-193346) and its Post-Effective Amendment No. 1 to the Registration Statement on Form S-3MEF (File No. 333-193526) (collectively, the “Post-Effective Amendments”), which Post-Effective Amendments were filed on April 8, 2015.  The Post-Effective Amendments have become effective and the unsold securities registered for issuance under both the Registration Statement on Form S-3 (File No. 333-193346) and the Registration Statement on Form S-3MEF (File No. 333-193526) have been deregistered.  Accordingly, the purpose of this Amendment No. 1 is to withdraw the previous Form 15 filing with respect to the securities covered thereby and to replace such filing with this Amendment No. 1.

Pursuant to the requirements of the Securities Exchange Act of 1934, E2open, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date: April 10, 2015	E2open, LLC

	By:	/s/ Mark E. Woodward
	Name:	Mark E. Woodward
	Title:	President & Chief Executive Officer